Financial Statements and Supplemental Schedule

Employees' Investment Plan of
McGraw-Hill Broadcasting Company, Inc. and Its Subsidiaries

December 31, 2001 and 2000

Employees' Investment Plan of
McGraw-Hill Broadcasting Company, Inc. and Its Subsidiaries

Financial Statements and Schedule

December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

Ms. Barbara Maddock
Senior Vice President-Human Resources
The McGraw-Hill Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of the Employees' Investment Plan of McGraw-Hill Broadcasting Company, Inc. and Its Subsidiaries as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 17, 2002

Employees' Investment Plan of
McGraw-Hill Broadcasting Company, Inc. and Its Subsidiaries

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31	
	2001	**2000**
Interest in the McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund at fair/contract value *(Note 3)*:		
Retirement Assets I Account	**$ 8,175**	$ 9,255
S&P 500 Index Account	**7,420**	9,631
Stable Assets Account	**4,513**	4,002
McGraw-Hill Companies Stock Account	**3,897**	4,307
Retirement Assets III Account	**1,696**	163
Money Market Account	**1,320**	1,269
Special Equity Account	**1,163**	2,055
Core Equity Account	**697**	581
Retirement Assets II Account	**694**	191
International Equity Account	**353**	494
Total	**29,928**	31,948
Contributions receivable *(Note 1)*:		
Employer	**67**	62
Employee	**51**	48
Participants' loans receivable *(Note 2)*	**124**	123
Net assets available for benefits	**$30,170**	$32,181

See accompanying notes.

Employees' Investment Plan of
McGraw-Hill Broadcasting Company, Inc. and Its Subsidiaries

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year ended December	
	2001	**2000**
Additions:		
Contributions		
Employer	**$ 801**	$ 756
Employee	**1,510**	1,496
Net investment loss from the McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund *(Note 3)*	**(658)**	(282)
Participants' loans, net	**(19)**	(10)
Plan transfers	**(233)**	118
	1,401	2,078
Deductions:		
Benefit payments and withdrawals	**(3,412)**	(2,217)
Net decrease	**(2,011)**	(139)
Net assets available for benefits:		
Beginning of year	**32,181**	32,320
End of year	**$30,170**	$32,181

See accompanying notes.

1. Summary of Significant Accounting Policies

Investment Valuation

The Employees' Investment Plan of McGraw-Hill Broadcasting Company, Inc. and Its Subsidiaries (the "Plan") has a beneficial interest in The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund (the "Pooled Trust"). The Pooled Trust consists of the Retirement Assets I Account, S&P 500 Index Account, Stable Assets Account, McGraw-Hill Companies Stock Account, Retirement Assets III Account, Money Market Account, Special Equity Account, Core Equity Account, Retirement Assets II Account and International Equity Account (the "Investment Accounts").

All earnings and net appreciation or depreciation of the Pooled Trust Investment Accounts, other than the Stable Asset Account, are allocated to the Plan daily based upon the Plan's share of the Investment Accounts' fair market value at the end of the previous day.

Investments in the Stable Asset Account are benefit responsive and are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract.

Short-term investments in all other Investment Accounts are valued at cost, which approximates fair value. The fair values of all other investments held by the Plan are determined based on quoted market prices.

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks could materially affect participant account balances and the amounts reported in the financial statements.

Investment Income

Investment income is recorded on an accrual basis.

Contributions

Contributions from employees are accrued when McGraw-Hill Broadcasting Company, Inc. (a wholly-owned subsidiary of The McGraw-Hill Companies, Inc.) and Its Subsidiaries (the "Company") makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.

1. Summary of Significant Accounting Policies (continued)

Administration of the Plan

The Plan is administered by The McGraw-Hill Companies, Inc. Executive Committee which is responsible for carrying out the provisions of the Plan. The Executive Committee is appointed by the Chairman and Chief Executive Officer of The McGraw-Hill Companies, Inc.

The investments for the Plan are directed by the Pension Investment Committee and by outside investment managers. The Pension Investment Committee is appointed by the Board of Directors of The McGraw-Hill Companies, Inc. and the outside investment managers are appointed by the Pension Investment Committee.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2001 and 2000, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the plans.

Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated November 9, 1996 stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The Plan has applied for a new determination letter and is awaiting a response from the IRS.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan Description

The following is a summary of benefit guidelines. A more detailed description is contained in the Plan Documents of the Plan.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 2001, the Plan was amended to make all employees eligible for the 401(k) portion immediately upon commencement of employment, provided that they are only eligible to share in Employer Contributions at the completion of one year of continuous service. Prior to January 1, 2001, an employee is eligible to become a participant upon attainment of age 21 and the completion of one year of continuous service.

Effective January 1, 2001, eligible employees can make voluntary tax-deferred contributions to the Plan up to 15% of a Participant's earnings without regard to earnings limitations. Prior to January 1, 2001, eligible employees were automatically enrolled in the Plan and could make voluntary tax-deferred contributions to the Plan in any whole percentage of their Plan earnings up to 6% for employees who are highly compensated as defined under the Plan and 10% for non-highly compensated employees, up to a maximum of $10,500 in 2001 and 2000. Employees who are not highly compensated employees as defined by the Plan may also contribute up to 15% in 2001 and 5% in 2000 of Plan earnings on an after-tax basis. Plan contribution amounts allowable are limited pursuant to Sections 401(k) and 415 of the Code.

Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $170,000 in 2001 and 2000.

The Board of Directors of The McGraw-Hill Companies, Inc. makes an annual determination of the amount of contribution, if any, the Company will make to the Plan out of net profits for the year. The Company contributed 2.5% of each participant's Plan earnings and 2.5% of each participant's Plan earnings in excess of the Social Security wage base to a maximum of $170,000 for 2001 and 2000.

The assets of the Plan may be invested in the ten Investment Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). There is no limit to the number of investment allocation changes for future allocations. The first four changes or reallocations of existing balances, in any calendar year, are permitted at no charge. A $10 charge is assessed to the participant's account for each additional change or reallocation of existing balances.

2. Plan Description (continued)

The Plan provides for withdrawal of after-tax employee contributions. The Plan also provides for financial hardship withdrawals and hardship loans of a participant's tax-deferred and vested Company contributions under defined circumstances.

The Plan also provides that a participant, who makes an election regarding the Investment Accounts, upon exercising withdrawal and loan rights, receives a pro-rata distribution from the elected Investment Accounts.

The Company has reserved the right to discontinue its contributions at any time. While the Company has not expressed an intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") . In the event of termination, the rights of all participants to the amounts credited to the participant's accounts shall be non-forfeitable.

3. Investments

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts

The equity and certain other investments of the Plan, along with the investments of the Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, the Employees Retirement Account Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, the Standard & Poor's Employee Retirement Account Plan for Represented Employees, and the Standard & Poor's Savings Incentive Plan for Represented Employees (together, the "Related Plans"), are pooled for investment purposes in the Retirement Assets I Account, Retirement Assets II Account, and Retirement Assets III Account under the agreement entered into with The Northern Trust Company ("Northern Trust").

At December 31, 2001 and 2000, the Plan's interest in the Retirement Assets I Account was 3.58% and 3.64%, respectively, of the total fair value of the Retirement Assets I Account.

At December 31, 2001 and 2000, the Plan's interest in the Retirement Assets II Account was 2.12% and 1.14%, respectively, of the total fair value of the Retirement Assets II Account.

3. Investments (continued)

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts (continued)

At December 31, 2001 and 2000, the Plan's interest in the Retirement Assets III Account was 2.94% and 1.02%, respectively, of the total fair value of the Retirement Assets III Account.

A summary of net assets at fair value held collectively by the Retirement Assets I, II, and III Accounts at December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Investments:		
U.S. Government securities	**$ 2,983**	$ 18,973
State, municipal and other governmental securities	**3,458**	3,551
Corporate common stock	**223,292**	202,909
Corporate preferred stock	**303**	2,327
Corporate debt	**58,427**	33,286
Collective short-term investments	**28,855**	22,716
Total investments	**317,318**	283,762
Dividends and interest receivable	**1,696**	1,481
Accrued investment management expense	**(314)**	(387)
Due to broker on pending trades	**33**	2,389
Net assets available to Participating Plans	**$318,733**	$287,245

3. Investments (continued)

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts (continued)

A summary of net investment (loss) income of the Retirement Assets I, II and III Accounts for the years ended December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Interest and dividend income	**$ 9,189**	$ 8,378
Net realized and unrealized gain (loss) on investments:		
U.S. Government securities	**730**	813
Corporate common stock (includes foreign)	**(10,753)**	18,240
Corporate preferred stock	**(14)**	(248)
Corporate debt	**573**	224
State, municipal and other	**2,242**	814
Total net gain	**1,967**	28,221
Administrative and other expenses	**(2,686)**	(2,291)
Net investment (loss) income	**$ (719)**	$25,930

Stable Assets Account

The fixed income investments of the Plan, along with the fixed income investments of the Related Plans were pooled for investment purposes in the Stable Assets Account under the agreement entered into with Northern Trust.

The Stable Assets Account (the "Account") maintained guaranteed investment contracts (GICs) with insurance companies (as identified below), synthetic GICs (which are comprised of book value liquidity agreements and various bonds as described below), and certain other investments at December 31, 2001 and 2000. At December 31, 2001 and 2000, the guaranteed investment contracts with insurance companies represented 9.44% and 9.92%, respectively, of the Account and synthetic GICs represented 83.67% and 82.64%, respectively.

3. Investments (continued)

Stable Assets Account (continued)

The Transamerica Life Insurance Company & Annuity Co. contract, the Bankers Trust Delaware contract, the Bank of America contract, the J.P. Morgan contract and the Caisse des Depots et Consignations contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic GICs. In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Account for the shortfall, if any, between the portfolio's market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.

The weighted average yield for the Account for the years ended December 31, 2001 and 2000 was 7.02% and 7.16%, respectively.

The rate at which interest is accrued to the contract balance of the Account for the years ended December 31, 2001 and 2000 was 6.81% and 7.39%, respectively.

At December 31, 2001 and 2000, the Plan's interest in the Stable Assets Account was 1.95% and 2.04%, respectively, of the total fair value/contract value of the Stable Assets Account.

The total fair value of the GICs with insurance companies and the Synthetic GIC was approximately $223,280,000 and $185,543,000 as of December 31, 2001 and 2000, respectively.

3. Investments (continued)

Stable Assets Account (continued)

A summary of net assets at fair value/contract value held by the Stable Assets Account at December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Guaranteed investment contracts, at contract value:		
Security Benefit, G0108, 5.72% and 7.42% at December 31, 2001 and 2000, respectively, maturing 1/2/05	**$ 5,436**	$ –
Security Life of Denver, FA-0194, 8.67%, maturing 2/25/2001	**–**	82
Protective Life, GA1639, 7.45%, maturing 2/1/2003	**5,751**	9,367
SunAmerica, #4972, 7.23%, maturing 10/01/02	**10,721**	10,000
Total guaranteed investment contracts	**21,908**	19,449
Synthetic guaranteed investment contracts, at contract value:		
Transamerica Life Insurance & Annuity Co., #76787, 5.99% and 6.53% at December 31, 2001 and 2000, respectively, maturing 12/31/2064	**47,233**	34,915
Caisse des Depots et Consignations, #1018-01, 5.39% and 5.66% at December 31, 2001 and 2000, respectively, maturing 10/25/2003	**47,109**	34,727
Bank of America, #00-030, 6.70% and 8.01% at December 31, 2001 and 2000, respectively, maturing 12/31/2064	**49,875**	46,150
J.P. Morgan, AMCGRAW01, 6.70% and 8.01% at December 31, 2001 and 2000, respectively, maturing 12/31/2064	**49,875**	46,151
Total synthetic guaranteed investment contracts	**194,092**	161,943
Common/collective trust investments, at fair value:		
Northern Trust Collective Short-Term Investment Fund*	**16,018**	14,112
Total common/collective trust investments	**16,018**	14,112
Total investments	**232,018**	195,504
Accrued dividends and interest receivable	**27**	643
Accrued investment management expense	**(77)**	(182)
Net assets available to Participating Plans	**$231,968**	$195,965

* Indicates party-in-interest to the Plan.

3. Investments (continued)

Stable Assets Account (continued)

A summary of the net investment income of the Stable Assets Account for the years ended December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Interest income	**$14,495**	$13,439
Administrative and other expenses	**(752)**	(590)
Net investment income	**$13,743**	$12,849

Money Market Account

The money market investments of the Plan; along with the money market investments of the Related Plans are pooled for investment purposes in the Money Market Account under the agreement entered into with Northern Trust.

At December 31, 2001 and 2000, the Plan's interest in the Money Market Account was 2.16% and 2.70%, respectively, of the total fair value of the Money Market Account.

A summary of net assets at fair value held by the Money Market Account at December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Northern Trust Collective Short-Term Investment Fund*	**$33,176**	$24,475
Northern Trust Collective Short-Term Extendable Portfolio*	**27,850**	22,378
Total investments	**61,026**	46,853
Interest receivable	**68**	129
Accrued investment management expense	**(14)**	–
Net assets available to Participating Plans	**$61,080**	$46,982

* Indicates party-in-interest to the Plan.

3. Investments (continued)

Money Market Account (continued)

A summary of the net investment income of the Money Market Account for the years ended December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Interest income	**$2,186**	$1,526
Administrative and other expenses	**(86)**	(36)
Net investment income	**$2,100**	$1,490

S&P 500 Index Account

The S&P 500 Index investments of the Plan, along with the S&P 500 Index investments of the Related Plans are pooled for investment purposes in the S&P 500 Index Account under the agreement entered into with Northern Trust.

At December 31, 2001 and 2000, the Plan's interest in the S&P 500 Index Account was 2.46% and 2.58%, respectively, of the total fair value of the S&P 500 Index Account.

A summary of net assets at fair value held by the S&P 500 Index Account at December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Northern Trust Collective Daily Stock Index Fund*	**$301,276**	$372,990
Northern Trust Collective Short-Term Investment Fund*	**41**	–
Total investments	**301,317**	372,990
Accrued investment management expense	**(78)**	(23)
Net assets available to Participating Plans	**$301,239**	$372,967

* Indicates party-in-interest to the Plan.

3. Investments (continued)

S&P 500 Index Account (continued)

A summary of the net investment loss of the S&P 500 Index Account for the years ended December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Interest and dividend income	**$ –**	$ 3
Net realized and unrealized loss on investments	**(44,208)**	(38,326)
Administrative and other expenses	**(627)**	(599)
Net investment loss	**$(44,835)**	$(38,922)

The McGraw-Hill Companies Stock Account

The McGraw-Hill Companies, Inc. common stock investments of the Plan, along with The McGraw-Hill Companies, Inc. common stock investments of the Related Plans are pooled for investment purposes in The McGraw-Hill Companies Stock Account under the agreement entered into with Northern Trust.

The McGraw-Hill Companies Stock Account purchased 362,500 shares (cost $21,623,825) and 613,000 shares (cost $34,198,802) of The McGraw-Hill Companies, Inc. common stock during the years ended December 31, 2001 and 2000, respectively, and sold 335,000 shares (cost $14,234,888) and 606,000 shares (cost $22,719,001) of the McGraw-Hill Companies, Inc. common stock during the years ended December 31, 2001 and 2000, respectively. The McGraw-Hill Companies Stock Account received $1,785,996 and $1,730,933 in dividends during the years ended December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, the Plan's interest in The McGraw-Hill Companies Stock Account was 3.43% and 3.99%, respectively, of the total fair value of The McGraw-Hill Companies Stock Account.

3. Investments (continued)

The McGraw-Hill Companies Stock Account (continued)

A summary of net assets at fair value held by The McGraw-Hill Companies Stock Account at December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
The McGraw-Hill Companies common stock*	**$110,691**	$106,129
Northern Trust Collective Short-Term Investment Fund*	**2,945**	2,038
Total investments	**113,636**	108,167
Dividends and interest receivable	**(25)**	(242)
Net assets available to Participating Plans	**$113,611**	$107,925

* Indicates party-in-interest to the Plan.

A summary of the net investment income (loss) of The McGraw-Hill Companies Stock Account for the years ended December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Interest and dividend income	**$1,825**	$ 1,797
Net realized and unrealized gain (loss) on investments	**3,736**	(5,298)
Administrative expenses	**70**	(340)
Net investment income (loss)	**$5,631**	$(3,841)

Special Equity Account

The aggressive growth investments of the Plan along with the aggressive growth investments of the Related Plans are pooled for investment purposes in the Special Equity Account under the agreement entered into with Northern Trust.

At December 31, 2001 and 2000, the Plan's interest in the Special Equity Account was 2.80% and 3.46%, respectively, of the total fair value of the Special Equity Account.

3. Investments (continued)

Special Equity Account (continued)

A summary of net assets at fair value held by the Special Equity Account at December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Galileo Fund	**$ 9,100**	$ –
Putnam Voyager Trust	**–**	17,265
Common Stock	**29,852**	36,742
Northern Trust Collective Short-Term Investment Fund*	**2,631**	5,299
Total investments	**41,583**	59,306
Dividends and interest receivable	**14**	27
Accrued investment management expense	**(74)**	(10)
Due from broker on pending trades	**37**	–
Net assets available to Participating Plans	**$41,560**	$59,323

* Indicates party-in-interest to the Plan.

A summary of the net investment loss of the Special Equity Account for the years ended December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Interest and dividend income	**$ 282**	$ 346
Net realized and unrealized loss on investments	**(8,718)**	(6,675)
Administrative expenses	**(451)**	(370)
Net investment loss	**$(8,887)**	$(6,699)

International Equity Account

The international equity investments of the Plan, along with the international equity investments of the Related Plans are pooled for investment purposes in the International Equity Account under the agreement entered into with Northern Trust.

3. Investments (continued)

International Equity Account (continued)

At December 31, 2001 and 2000, the Plan interest in the International Equity Account was 1.66% and 1.70%, respectively, of the total fair value of the International Equity Account.

A summary of net assets at fair value held by the International Equity Account at December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Foreign Common Stock	**$20,651**	$ –
T. Rowe Price International Fund	**–**	13,983
Templeton Foreign Fund	**–**	14,138
Northern Trust Collective Short-Term Investment Fund*	**614**	941
Total investments	**21,265**	29,062
Dividends and interest receivable	**2**	2
Accrued investment management expense	**(7)**	(27)
Net assets available to Participating Plans	**$21,260**	$29,037

* Indicates party-in-interest to the Plan.

A summary of the net investment loss of the International Equity Account for the years ended December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Interest and dividend income	**$ 50**	$ 329
Net realized and unrealized loss on investments	**(4,935)**	(4,513)
Administrative expenses	**(19)**	(55)
Net investment loss	**$(4,904)**	$(4,239)

Core Equity Account

The core equity investments of the Plan, along with the core equity investments of the Related Plans are pooled for investment purposes in the Core Equity Account under the agreement entered into with Northern Trust.

3. Investments (continued)

Core Equity Account (continued)

At December 31, 2001 and 2000, the Plan's interest in the Core Equity Account was 2.87% and 2.89%, respectively, of the total fair value of the Core Equity Account.

A summary of net assets at fair value held by the Core Equity Account at December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Bear Stearns FDS S&P Stars Portfolio	**$17,120**	$ –
Common Stock	**5,813**	–
Neuberger & Berman Equity Guardian Trust	**–**	19,629
Northern Trust Collective Short-Term Investment Fund*	**1,339**	491
Total investments	**24,272**	20,120
Dividends and interest receivable	**2**	2
Accrued investment management expense	**(5)**	(17)
Net assets available to Participating Plans	**$24,269**	$20,105

* Indicates party-in-interest to the Plan.

A summary of the net investment income (loss) of the Core Equity Account for the years ended December 31, 2001 and 2000 follows:

	2001	2000
	($000's)	
Interest and dividend income	**$141**	$ 131
Net realized and unrealized loss on investments	**(31)**	(468)
Administrative expenses	**(23)**	(37)
Net investment income (loss)	**$ 87**	$(374)

Supplemental Schedule

Employees' Investment Plan of
McGraw-Hill Broadcasting Company, Inc. and Its Subsidiaries

EIN: 13-2699837

Plan Number 002

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Participant Loans	Interest rates ranging from 6.0% - 10.5%. Maturing through October 31, 2010	$ 124,447

(Exhibit 23)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-50856) pertaining to The Employees' Investment Plan of McGraw-Hill Broadcasting Company, Inc. and Its Subsidiaries of our report dated June 17, 2002 with respect to the financial statements and schedule of the Employees' Investment Plan of McGraw-Hill Broadcasting Company, Inc. and Its Subsidiaries included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst + Young LLP

New York, New York
June 17, 2002